Lincoln Park Bancorp
              31 Boonton Turnpike, Lincoln Park, New Jersey 07035
                          973-694-0330 FAX 973-694-3114
                           www.lincolnparksavings.com
                           --------------------------


May 4, 2009

VIA EDGAR

Mr. Kevin W. Vaughn
Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 4561
Washington, D.C.  20549

Re:      Lincoln Park Bancorp (File No. 000-51078)
         Form 10-KSB for Fiscal Year Ended December 31, 2007
         ---------------------------------------------------
         Response to Comment Letter Dated March 12, 2009

Dear Mr. Vaughn:

On behalf of Lincoln Park Bancorp (the "Company" or "Bancorp"), and in accordance with Rule 101 of Regulation S-T, I am hereby transmitting the Company's responses to the comment letter dated March 12, 2009 from the staff of the Securities and Exchange Commission (the "SEC") relating to the Company's Form 10-KSB for the fiscal year ended December 31, 2007 (the "Form 10-KSB"). The staff's comments are reproduced below, along with the Company's responses.

1. Please refer to our previous comment 3 in our letter dated January 12, 2009. Please tell us the following information:

a. Your response clarifies your policy for selecting equity investments to be evaluated for other than temporary impairment to be securities with an unrealized loss of at least 5% for at least 12 consecutive months. Given the materiality of your unrealized losses to net income, please tell us how you determined that this policy would materially capture all other than temporary impairment losses within the portfolio at any given reporting date. In your response, specifically discuss how you considered the fact that there is no bright line specified in GAAP in terms of duration of loss before it should be considered other than temporary. Accordingly, other than temporary losses on equity securities can occur at durations significantly less than 12 months, and as such that possibility must be considered in the application of an entity's accounting policy.

Mr. Kevin W. Vaughn
Securities and Exchange Commission
May 4, 2009
Page 2

During 2008, the policy of the Board on impairment generally was to begin looking at a particular equity investment when a continuous unrealized loss position existed for 12 months and was at least 5% of amortized cost. This policy was considered sufficient in the circumstances due to the small sizes of the individual investments. In addition, the Board monitored all investments and evaluated significant unrealized losses regardless of timeline. The amount of unrealized loss deemed significant was not subject to a bright line test, but to the judgment of the Board.

The Board's policy on impairment evaluation has now been modified to eliminate both twelve months and 5% as "bright line" qualifiers for the evaluation of security impairment. The OTTI policy now indicates that all securities will be reviewed for impairment and that once impairment is determined an evaluation will be made as to whether the impairment is temporary or other than temporary.

b. You further state that in addition to the thresholds for evaluation mentioned above, you evaluate investments for other than temporary impairment on a case by case basis. However, in the case of investments H and I, it is unclear how you are consistently following this policy as you did not write down or sell these equity investments until the fourth quarter of 2008 in spite of widely publicized concerns and expectations regarding these entities. For example, it is unclear how your analysis for the third quarter of 2008 contemplated the fact the merger discussions associated with Company H were announced in September. Such discussions and other publicly available information regarding Company H would have direct implications on any projections of recovery. Please tell us and disclose the items considered by management and the board when overriding this policy.

The Board believes that it was acting within the scope of its policy. The Board closely monitored developments at H through news reports and research reports. Credit Suisse reports dated 9/16/08, 9/22/08 and 9/29/08, a Standard & Poors report dated 9/24/08 and a Morningstar report dated 9/29/08 were reviewed.

The price of H increased from $15.24 on 9/16/08 to $20.15 on 9/29/08. Standard & Poors had a target price of $25 on H shares as of 9/24/08 with a Buy rating-4 stars. Total return was expected to outperform the total return of a relevant benchmark (S&P 500) over the next 12 months. Due to the positive outlook from Standard & Poors within a 12 month recovery period and the positive implications of the takeover of H as of 9/29/08 as reported by Credit Suisse and Morningstar, the Board decided that other-than-temporary impairment was not present at September 30, 2008, and to monitor further developments on an ongoing basis in determining whether an other-than-temporary impairment write down of H stock was necessary.

Mr. Kevin W. Vaughn
Securities and Exchange Commission
May 4, 2009
Page 3

Timeline-H-Research on file:
---------------------------

7/18/08-Credit Suisse
Price 17.97
Target 22-24
Tier 1 Capital 8.7%
2009 EPS estimate  $2.10/share

8/15/08-Credit Suisse
Price 18.08
Target 22-24

9/16/08-Credit Suisse
Price 15.24
Target 22-24

9/22/08-Credit Suisse
Target 22-24

9/24/08-Standard & Poors
Price 18.96
Target $25 Tier 1 Capital 8.7% 2009 EPS estimate $2.14 S&P Credit Rating AA- Buy rating-4 stars
Wall Street Consensus-Hold
18 research companies followed Citi on 9/24/09-16 had opinions-only 1 had a sell

9/29/08-Credit Suisse
Price 20.15
Target price 18-20
Takeover of I-Strategic implications mostly positive FDIC considered Citi strong enough to absorb H

9/29/08-Morningstar
"WB purchase-a great long term business for the bank"
Tier 1 capital-8.8%

10/10/08-Standard & Poors
Price 14.11
No target price

Mr. Kevin W. Vaughn
Securities and Exchange Commission
May 4, 2009
Page 4

Negotiations with WB ended
Lowered to hold-3 stars

The Board closely monitored developments at I through news reports and research reports. Credit Suisse reports dated 9/16/08, 9/18/08, 9/26/08, 9/29/08 and 10/1/08 and Morningstar reports dated 9/29/08 and 10/03/08 were reviewed. The Credit Suisse report dated 10/1/08 (which reported prices as of 9/30/08) stated that estimated value was $7 to $8 billion, and potentially more in a sale. [Confidential information redacted.]

The Board considered the guidance from FAS 115-1---A Practical Analysis, issued by Clearwater Analytics in January, 2007: "A large write down of a security will decrease portfolio profits and losses for a single period and increase portfolio income in future periods...therefore, companies that frequently write down securities are not adding or subtracting profits and losses, just changing the period in which the profit and losses are recognized. Since a security write down does little more than change the period in which profits and losses are recognized it is a process that, if outsourced or subject to interpretation, is ripe for manipulation."

[Confidential information redacted.] The Board realizes that other persons evaluating our holding of investment H could reach a different conclusion than that reached by the Board at 9/30/08, but the Board submits that its decision was reasonable and was based upon an appropriate review of relevant information. The Board also notes that its decision was made during the midst of what is generally perceived to be a time of historic volatility and unprecedented uncertainty in the financial markets. [Confidential information redacted.] Please see Exhibit A to this letter, submitted to the staff as confidential information.

Timeline-I-Research on file:
---------------------------

7/1/08-Research report from Credit Suisse
Price 16.13
Target price 18

7/9/08-Credit Suisse
Price 14.79
Target price 14

8/6/08-Credit Suisse
Price 17.11
Target price 14
2009 Earnings estimate-$1.60/share
Book value  $30.37
Price is only .6x Book Value

Mr. Kevin W. Vaughn
Securities and Exchange Commission
May 4, 2009
Page 5

9/16/08-Credit Suisse
Price 10.71
Target price 14

9/18/08-Credit Suisse
Price 14.50
Target price 14
Credit Suisse reports Tier 1 Capital at 8% for 2nd quarter

9/29/08-Credit Suisse
Takeover by Citi

9/29/08-Morningstar
Citi to buy all banking assets of WB
Remaining assets-Evergreen, I Securities and AG Edward will have $9 Billion in revenues, $1.2 Billion in earnings

10/1/08-Credit Suisse
Price 3.50
Target 4 reduced from 14
Estimate equity value "$7 to $8 Billion, $4-$5/share and potentially more in a sale.

10/3/08-Morningstar
Wells Fargo to buy I for $15 Billion-all stock
Combined assets of $1.4 Trillion

10/3/08-Credit Suisse
First report on Wells Fargo
Price 35.16
Target price 38-40

10/10/08-Credit Suisse
Wells Fargo price 27.25
Target price 38-40
Merger to proceed

10/10/08-Standard & Poors Credit Rating on I raised to A+/A-1 from BBB/A-3

As with investment H, the Board believes that its decision as to the proper treatment of investment I as of 9/30/08 was reasonable and was based upon an appropriate review of relevant information, regardless of whether other persons might have reached a different conclusion.

Mr. Kevin W. Vaughn
Securities and Exchange Commission
May 4, 2009
Page 6

2. Please provide us with additional detail regarding your other than temporary analysis of equity securities as provided in your response.

a. Quantify the severity of the unrealized losses as of each quarter end discussed in your response.

Please see Exhibit B attached to this letter, submitted to the staff as confidential information.

b. Clearly address the fact that since the fund manager's actions are outside your control, you do not have the ability to control whether the fund retains or disposes of the underlying investments within the fund.

[Confidential information redacted.] The Board reviewed the top holdings of each fund with the understanding that fund managers may change the portfolio at any time, making any particular holding in a company a short term investment within the fund. The Board depends on the managers acting rationally according to the market conditions and the funds own criteria when evaluating any holding within the fund.

c. Your response also does not address your projections of recovery, the timeframes of that recovery, and the subsequent updates to those projections. Please tell us the steps you and the Board took to compile such projections and discuss the information on which you based such projections.

The Board reviewed target price projections on individual securities H and I issued by independent research firms. During the 4th quarter of 2008, after the steep market declines which occurred, the projections for H and I indicated that recovery, over a reasonable time frame, was not likely. The Board, during the 4th quarter, concluded both securities were other-than-temporarily impaired and determined to write them down to fair value at quarter end. Investment H was subsequently sold prior to December 31, 2008, and investment I was written down to fair value as of December 31, 2008.

No target price projections were available for our closed end funds. The primary objective of our closed end funds was income-capital gains were secondary, and the Board treated these funds like fixed income investments. The Board did review the discount or premium to Net Asset Value, and expected the price of these funds to rebound as discounts narrowed. A September 18th article in "Market Watch" stated "This week, discounts have steadily increased, and are staying at levels previously unseen by market officials." The average discount across the industry at Wednesday's close was 13.7% and the median discount was 14.1% according to research company Lipper. On August 31, the average discount was 6.9% and the median was 9.3%. "I've been in the industry for 25 years and I've never seen discounts sustain levels these wide for days," said Cecilia Gondor, executive vice president at Thomas J Herzfeld Advisors Inc. Jonathan Issac, VP at Eaton Vance Corp said "Discounts have got to levels perhaps never

Mr. Kevin W. Vaughn
Securities and Exchange Commission
May 4, 2009
Page 7

seen before." The Board, believing that the discount levels were not sustainable for an extended period, expected pricing to recover as discount levels retreated to levels more in line with historical data.

d. Therefore, tell us and revise to disclose any other factors beyond those listed in your response that you considered in determining whether an other than temporary impairment had occurred on your securities at the dates discussed.

The Board considered rating agency reports and general market conditions as well as company and fund disclosures in addition to other factors already discussed in our previous correspondence. The change in overall market conditions and the extreme fluctuations of all markets in the 4th quarter of 2008 lead the Board to conclude that recovery within a reasonable time frame was no longer expected for many of the Company's equity investments and, accordingly, other-than-temporary impairment was present. As a result, the Board authorized the write-down to fair value, at December 31, 2008, of all but six of the Company's equity positions, including all equity investments that had been in an unrealized loss position for 12 consecutive months. Looking forward, the Board will evaluate security impairment under the Company's revised policy, as indicated in our response to comment 1a herein.

3. You state on page 5 of your response to our previous comment 3 that in certain instances the funds are trading at a deep discount to the Net Asset Value.

a. To the extent that certain funds were in this situation in earlier periods and that was a significant factor in the conclusions reached in your impairment analyses, please tell us that fact.

Discount to Net Asset Value was one factor used in reviewing our fund portfolio. [Confidential information redacted.] The Board expected these extreme discounts in the September 30 quarter to be temporary (see references in our response to comment 2c). A Washington Post article dated October 17, 2008 was titled "Outrageous Opportunities in Closed End Funds". Discounts did not narrow by the end of the 4th quarter.

b. For funds in this situation at December 31, 2008, clearly explain how this information was considered and weighed against some of the factors cited in our comments above. Clearly explain how this information was considered in making projections of recovery.

There were 6 equity positions in our portfolio at December 31, 2008, where we concluded that impairments were not other-than-temporary and, accordingly, were not written down to fair value at year end. All these securities had losses of less than $5,000 with the exception of [Confidential information redacted] and the Board did not consider this material to the Bank's financial condition.

Mr. Kevin W. Vaughn
Securities and Exchange Commission
May 4, 2009
Page 8

[Confidential information redacted] showed a recovery of approximately 7% from November to December 2008 and the Board viewed that recovery as an indication of further recovery in 2009. Discounts did not narrow as expected during the quarter ended March 31, 2009. As a result of that and other factors, the Board concluded that, as of March 31, 2009, recovery within a reasonable time frame was no longer expected for the remaining six equity securities owned by the Company and, accordingly, other-than-temporary impairment was present. As a result, the Board authorized the write-down to fair value, at March 31, 2009, of these six equity positions.

c. Please explain how you considered the lag in updating the Net Asset Value and the trends in the investments underlying the Net Asset Value when evaluating this trading discount as part of your impairment analysis.

The Board reviewed market prices monthly. All fund investments were long term in nature with a stated primary objective of income. Discounts or premiums from Net Asset Value were available on a daily basis from ETFConnect.com, but the Board focused on the trend in the discounts-not the day to day pricing. The Board studied the individual investments within the funds to ascertain that the fund maintained its stated objective.

d. Clearly indentify which of the funds were in this situation as of December 31, 2008 and quantify the extent of the discount.

The Company had 6 equity positions that were not written down to fair value as of 12/31/08. [Confidential information redacted.]

e. Explain how you gained an understanding of the causes of this situation for the funds in question when considering it as part of your impairment analysis.

The Board tracked the history of discounts and premiums to NAV by studying charts made available by ETFConnect.com. Discounts widened significantly as the overall market deteriorated in the 4th quarter. [Confidential information redacted.] Each fund had the ability to change its structure to become a mutual fund, and therefore trade at NAV.

4. Please refer to our previous comment 3 in our letter dated January 12, 2009. We note that you have taken a significant amount of other than temporary impairment on your equity securities during the fourth quarter of 2008. Please revise your future filings to describe in greater detail the events that occurred during the fourth quarter that caused you to conclude that these securities were other than temporarily impaired during that period.

Future filings will include in detail all factors that resulted in the Board's decision to conclude that securities were other than temporarily impaired.

Mr. Kevin W. Vaughn
Securities and Exchange Commission
May 4, 2009
Page 9

5. Please refer to our previous comment 3 in our letter dated January 12, 2009. We note that you have not recognized any other than temporary impairment related to your investment in company F as of December 31, 2008. Further, considering the materiality of the unrealized loss on equity securities to your net loss as of the period end, please address the following:

a. On page 4 of your response you state that Company F was in an unrealized loss position for greater than 5% and 12 months as of September 30, 2008, however your proposed disclosures on page 8 of Exhibit B do not reflect any equity securities as having been in a loss position for greater than 12 months as of December 31, 2008. Please revise your disclosure to clearly disclose any remaining equity securities that have been in an unrealized loss position for greater than 12 months as of December 31, 2008, or tell us why this disclosure revision is not necessary.

The Bank's previous response mistakenly did not include Company F as being written down as of 12/31/08. There were no additional securities in a 12 month 5% loss position as of 12/31/08.

b. Please tell us and revise your future filings to provide additional specific detail as to how you determined that these securities were not other than temporarily impaired as of December 31, 2008. Please note that only providing a statement that you determined no other than temporary impairment was present is not sufficient, nor is it sufficient to only consider the amount of dividends paid on any one investment. Please specifically tell us all evidence considered as well as any accounting literature you relied on to support your conclusion that no other than temporary impairment existed on these securities.

There were 6 equity positions in our portfolio that had not been written down at year end. These positions were all under $5,000 with the exception of [Confidential information redacted]. The Board believed that with limited dollar losses these securities losses were not material to the Bank's overall financial condition. [Confidential information redacted] had experienced a substantial recovery (approximately 7%) from November 2008 to December 2008. As three other securities had experienced recoveries in December 2008 the Board decided to wait at least another quarter based on improved economic conditions as well as the new incoming administration.

c. Please specifically tell us your projected time frame to recover for these securities and provide additional detail as to how the time to recovery was estimated.

The Board expected recoveries in market prices and narrowing of discounts to NAV to occur during 2009, based on the recoveries occurring in December 2008. Market activity for the quarter ended March 31, 2009, showed little improvement in prices or discounts. The Board concluded, based on that and other information, that other-than-temporary impairment existed on the Company's remaining six

Mr. Kevin W. Vaughn
Securities and Exchange Commission
May 4, 2009
Page 10

equity investments and those securities were written down to fair value at March 31, 2009.

We trust the foregoing is responsive to the staff's comments. We respectfully request that the staff advise the undersigned at (973) 694-0330 as soon as possible of any additional comments it may have, or if it has any questions or requires any further information.

                                       Very truly yours,

                                       /s/ David Baker

                                       David Baker
                                       President and Chief Executive Officer

cc:   Ms. Rebekah Blakeley Moore, SEC
      Mr. Al Molin
      Robert Lipsher, Esq.